FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Attached hereto as Exhibit 99.1 are the unaudited interim balance sheet and income statement of Hunter Maritime Acquisition Corp. as at June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP. (Registrant)
Dated: September 6, 2018
/s/ Alexander Saverys By: Alexander Saverys Chief Executive Officer

Exhibit 99.1

HUNTER MARITIME ACQUISITION CORP.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of June 30, 2018 and December 31, 2017

in USD	June 30, 2018	December 31, 2017

ASSETS
CURRENT ASSETS	153,119,887	152,731,518
Trade and other receivables	41,573	920
Prepaid expenses	87,291	180,582
Cash and cash equivalents	152,991,022	152,550,016
Cash	847,765	447,616
Cash and cash equivalents (trust account)	152,143,257	152,102,400
TOTAL ASSETS	153,119,887	152,731,518

EQUITY and LIABILITIES
EQUITY	5,000,001	5,000,001
Equity attributable to owners of the Company	5,000,001	5,000,001
Share capital	416	422
Additional paid-in capital	8,703,553	9,342,579
Retained earnings	(3,703,968)	(4,343,000)
CURRENT LIABILITIES	148,119,886	147,731,517
Common stock subject to possible redemption	148,086,651	147,447,619
Trade and other payables	33,235	283,898
TOTAL EQUITY and LIABILITIES	153,119,887	152,731,518

HUNTER MARITIME ACQUISITION CORP.

CONSOLIDATED INCOME STATEMENT
For the six months ended June 30, 2018 and 2017

in USD	For the six months ended June 30,
	2018	2017
General and administrative expenses	(334,835)	(715,015)
Result from operating activities	(334,835)	(715,015)
Finance income	1,042,805	395,144
Finance expenses	(68,887)	(43,810)
Net finance income/(expense)	973,918	351,334
Profit/(Loss) before tax	639,083	(363,681)
Income tax expense	-	-
Profit/(Loss) for the period	639,083	(363,681)

Attributable to:
Owners of the Company	639,083	(363,681)
Non-controlling interest	-	-

Earnings per share
Basic earnings per share	0.1685	(0.0959)
Diluted earnings per share	0.1685	(0.0959)